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S-82747

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form CB /A



SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.
161
SECTION


**TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM**
**(AMENDMENT NO. 3)**

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



07051218


Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]



Summit Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Western Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Paladin Resources Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

David Berrie
Executive Director - Corporate
Summit Resources Limited
15 Rheola Street, West Perth WA 6005, Australia
+61 8 9322 9100
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2007
(Date Tender Offer/Rights Offering Commenced)

# PART I

## INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

1. Bidder's Statement, with attachments*
2. Second Supplementary Bidder's Statement**
3. Letter to shareholders and Notice of Variation of Offer***
4. Letter to shareholders and Acceptance Form

* Previously furnished on Form CB on March 16, 2007.
** Previously furnished on Form CB (Amendment No. 1) on March 23, 2007.
*** Previously furnished on Form CB (Amendment No. 2) on April 16, 2007

**Item 2. Informational Legends**

See cover page of the Letter to shareholders.

# PART II

## INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

None.

# PART III

## CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paladin Resources Ltd on March 16, 2007.

**PART IV**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**PALADIN RESOURCES LTD**



Dated: April 20, 2007

Name: Mr John Borshoff
Title: Managing Director

# PALADIN RESOURCES LTD
# OFFER TO PURCHASE ALL OUTSTANDING ORDINARY SHARES OF SUMMIT RESOURCES LIMITED

## INFORMATION FOR U.S. SHAREHOLDERS OF SUMMIT RESOURCES LIMITED

**APRIL 20, 2007**

Your address shown in the register of members of Summit is in the United States. Paladin intends to rely on Rule 802 of the Securities Act of 1933 (US) to permit it to issue Paladin Shares in exchange for Summit Shares under its Offer to Summit shareholders with registered addresses in the United States. Accordingly, if you accept Paladin's Offer, you will not be treated as a Foreign Shareholder (as that term is defined in the Bidder's Statement) and Your Summit Shares will not be sold under the nominee process described in section 13.7 of the Bidder's Statement. You will receive Paladin Shares as consideration for Your Summit Shares.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



# PALADIN RESOURCES LTD

A.C.N. 061 681 098

Grand Central, 1[ST] Floor, 26 Railway Road
Subiaco Western Australia 6008
PO Box 201, Subiaco Western Australia 6904

Telephone: (+61 8) 9381 4366 Fax: (+61 8) 9381 4978
Email: paladin@paladinresources.com.au
Web: www.paladinresources.com.au



**SUMMIT RESOURCES LIMITED**

PO Box 1038
West Perth WA 6872

15 Rheola Street
West Perth WA 6005
Tel: (61 8) 9322 9100
Fax: (61 8) 9322 9788
Email: info@summitresources.com.au

18 April 2007

Dear Shareholder,

By now you should have received a letter advising you that the Summit board has unanimously recommended that you accept Paladin's increased offer of 1 new Paladin share for every 1.67 Summit shares you hold.

As the Summit board has now resolved to recommend the Paladin offer, Summit and Paladin are working together to ensure that all Summit shareholders have an opportunity to accept the offer. We both believe that it is now in your best interests to accept the offer.

Paladin's offer is due to close on Friday 27 April and we are aware that a number of Summit shareholders no longer have the paperwork they need to complete an acceptance. We have therefore attached another copy of the Acceptance Form which was sent to you by Paladin with the original offer documentation in late February.

To accept the offer, you should complete the Acceptance Form and send it to Computershare at the address shown on the Acceptance Form as soon as possible. Acceptance Forms must be received prior to the end of the offer period on 27 April 2007. If you have already sent in your Acceptance Form you do not need to take any further action.

Please also note that if your shares are in a CHESS (in Australia) or FASTER (in New Zealand) holding (i.e. are held through your stockbroker) you can simply call your stockbroker and instruct them to accept on your behalf. If you instruct your broker to accept, you do not need to complete the Acceptance Form.

If you have any questions about the offer or how to accept, you can call the Summit shareholder information line toll free on 1800 104 758 or for international callers +61 2 8268 3691.

Yours Sincerely,

**Paladin Resources Ltd**

**John Borshoff**
Managing Director

**Summit Resources Limited**

**Alan J Eggers**
Managing Director

ABN 47 061 681 098

**Please return completed form to:**
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

A



000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Use a black pen.
Print in CAPITAL letters inside the grey areas.
A B C 1 2 3

# Transfer and Acceptance Form - Share Offer

**This is an important document and requires your immediate attention. If you are in doubt about how to deal with it, please consult your financial or other professional advisor. If any of your details are incorrect, please amend them and initial the alterations. You should read the Bidder's Statement which accompanies this Transfer and Acceptance Form. Terms defined in the Bidder's Statement have the same meaning in this Transfer and Acceptance Form.**

## Use this form to accept Paladin Resources Ltd's ("Paladin") Offer for your Summit Resources Limited ("Summit") Fully Paid Ordinary Shares

### Securityholder details

| | |
|---|---|
| Subregister | Issuer/CHESS |
| Your holding in Summit | 123456789012 |
| Paladin Share consideration to be issued to you on the basis of 1 Paladin Share for every 1.67 Summit Shares accepted* | 123456789012 |

### B Consideration

The consideration applicable under the terms of the Offer

*If you are a Shareholder, whose address on the Summit shareholder register is outside Australia, New Zealand, United States or Canada your Paladin Shares will be allocated to a nominee and sold on your behalf. See section 13.7 of the Bidder's Statement.

### C To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all Your Summit Shares if you sign and return this form.

If you hold Your Summit Shares in a CHESS holding (see "Subregister" above), to accept the Offer you can either:

- Instruct your Controlling Participant directly - normally your stockbroker
  or
- Authorise Paladin to contact your Controlling Participant on your behalf, which you can do by signing and returning this form. By signing and returning this form you will be deemed to have authorised Paladin to contact your Controlling Participant directly via the CHESS system.

### D Contact details

Please provide your contact details in case we need to speak to you about this form.

| Name of contact person | Contact person's daytime telephone number |
|---|---|
| | ( ) |

### E Sign here - this section must be signed before we can process this form.

I/We accept the Offer made by Paladin in respect of Summit Shares I/we hold and I/we agree to be bound by the terms and conditions of the Offer ***(including the instructions as to acceptance of the Offer on the back of this form)*** and transfer all of my/our Summit Shares to Paladin for the above consideration. If this form is signed under Power of Attorney, the attorney declares that he/she has no notice of the revocation of that power.

| Individual or Securityholder 1 | Individual or Securityholder 2 | Individual or Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.

**See back of form for completion guidelines**

# How to complete this form

## Acceptance of the takeover offer

**A** **Registration Details**

The Summit Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the Summit register.

If you have already sold all Your Summit Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

**B** **Consideration**

The consideration payable under the Offer is 1 Paladin Share for every 1.67 Summit Shares accepted.

**C** **How to accept the Offer**

If Your Summit Shares are held in an Issuer Sponsored Holding, simply complete and return this form to the Paladin Share Registry ("Paladin Registry") so that it is received by no later than 5.00pm WST on 27 April 2007, unless extended.

If your Summit Shares are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the Offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Paladin to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Paladin Registry so that it is received no later than 5.00pm WST on 27 April 2007 unless extended.

If you sign and return this Transfer and Acceptance Form to the Paladin Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Paladin (and authorise Paladin to warrant on your behalf) that you have full legal and beneficial ownership of Your Summit Shares and that Paladin will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

**Neither Paladin or Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the Offer on your behalf.**

**D** **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the Paladin Registry has a query regarding this form.

**E** **Signature(s)**

You must sign the form as follows in the space provided:

| | |
|---|---|
| Joint holding: | where the holding is in more than one name all of the securityholders must sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the Paladin Registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it. |
| Deceased Estate: | all executors must sign and, if not already noted by the Paladin Registry, a certified copy of Probate or Letters of Administration must accompany this form. |
| Companies: | this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable. |

## Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Perth office of CIS by no later than 5.00pm WST on 27 April 2007. Return this Transfer and Acceptance Form to:

Postal Address
Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

OR

Hand Delivery
Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000

## Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

**If you have any enquiries concerning this Offer please contact the Paladin Offer Information Line on 1800 651 091.**

**For legal reasons, all calls to this number will be recorded.**

Please note this form may not be used to change your address.

END

2TKAS PDN

**Please return the completed form in the envelope provided or to the address opposite:**

Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia